SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                             Salick Health Care, Inc.
                                 (Name of Issuer)


            Callable Puttable Common Stock, par value $0.001 per share
                          (Title of Class of Securities)


                                     794690206
                                  (CUSIP Number)


                                  Daniel R. Tisch
                               Mentor Partners, L.P.
                                  500 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)


                                  April 14, 1995
              (Date of event which requires filing of this statement)



             If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule.)





                              (Page 1 of 12 Pages)





         CUSIP No. 794690206        13D             Page 2 of 12 Pages

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
                                                               (a)
                                                               (b)  X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                          515,150 shares
               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting                  515,150 shares
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                 515,150 shares

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares



         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 9.0%

         (14)  Type of Reporting Person
                 PN








         Item 1.  Security and Issuer.


                   This statement relates to the Callable Puttable

         Common Stock, par value $0.001 per share (the "Shares"), of

         Salick Health Care, Inc., a Delaware corporation (the "Com-

         pany").  The Company's principal executive offices are loca-

         ted at 8201 Beverly Boulevard, Los Angeles, CA  90048.


         Item 2.  Identity and Background.


                   This statement is filed on behalf of Mentor Part-

         ners, L.P., a Delaware limited partnership (the "Partner-

         ship").  The general partner of the Partnership is WTG & Co.,

         L.P., a Delaware limited partnership (the "General Partner")

         and the general partner of the General Partner is D. Tisch &

         Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (col-

         lectively with D. Tisch & Co. and the General Partner, the

         "Control Persons").


                   The address of the principal offices and principal

         business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.


                   The Partnership's principal business is investment

         in securities, primarily in connection with "merger" (or

         "risk") arbitrage and, to a lesser extent, classic arbitrage,



                              (Page 3 of 12 Pages)







         including convertible securities arbitrage.  The principal business of the General Partner is serving as the general

         partner of the Partnership.  The sole business of D. Tisch &

         Co. is serving as the general partner of the General Partner,

         and other than such service, D. Tisch & Co. has no investment or operating history of any kind.  Daniel R. Tisch's princi-

         pal occupation is that of President and sole Director of D.

         Tisch & Co., and he is a United States citizen.


                   Neither the Partnership nor, to its best knowledge,

         any of the Control Persons has during the last five years:

         (i) been convicted in a criminal proceeding (excluding traf-

         fic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


         Item 3.  Source and Amount of Funds or Other Consideration.


                   The Partnership used $16,491,308.00 to purchase in

         the aggregated 480,800 Shares on a "when issued" basis.  In addition, the Partnership used $2,497,416.75 to purchase in the aggregate 68,700 of the Company's Common Stock, par value

         $0.001 (the "Old Shares").  The total of $18,988,724.75 used

                              (Page 4 of 12 Pages)







         in those purchases came from the Partnership's working

         capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts.  All of the Shares and the Old Shares acquired by the Partnership were purchased in the ordinary course of the

         Partnership's business.


         Item 4.  Purpose of Transaction.


                   The Partnership acquired the Shares and the Old

         Shares for investment purposes, and only in the ordinary

         course of business.


                   In the ordinary course of business, the Partnership

         from time to time evaluates its holdings of securities, and based on such evaluation, the Partnership may determine to acquire or dispose of securities of specific issuers.


                   Neither the Partnership nor, to its knowledge, any

         of the Control Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.












                              (Page 5 of 12 Pages)







         Item 5.  Interest in Securities of the Issuer.


                   (a)  As of the close of business on April 12, 1995,

         the Partnership beneficially owned 68,700 Old Shares and the right to acquire 480,800 Shares.


                   On April 13, 1995 the merger (the "Merger") of the

         Company and Atkemic Thirty-nine Inc., a Delaware corporation and an indirect wholly owned subsidiary of Zeneca Limited, an

         English company, was consummated.  Pursuant to and in accord-

         ance with the terms of the Merger each of the Company's out-

         standing Old Shares, including those held by the Partnership,

         was converted into the right to receive $18.875 in cash, one-

         half of a Share (although no fractional Shares were issued) and other consideration issuable pursuant to the Merger.


                   Consequently, the Partnership's 68,700 Old Shares

         became converted into 34,350 Shares, which together with the

         480,800 Shares that the Partnership had purchased on a "when issued" basis renders the Partnership the beneficial owner of an aggregate of 515,150 Shares (which is approximately 9.0% of the Shares that the Company expected to be outstanding follow-

         ing the consummation of the Merger based on information con-

         tained in the Company's Proxy Statement relating to its Annual

         Meeting of Stockholders held on April 13, 1995, that was dated

         March 13, 1995 and filed with the Securities and Exchange Com-

         mission).

                              (Page 6 of 12 Pages)








                   Except as set forth herein, neither the Partnership

         nor, to its best knowledge, any Control Person beneficially owns any Shares or Old Shares.


                   (b)  The Partnership (through the Control Persons)

         has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership as set forth in Item

         5(a) above.


                   (c)  Except as set forth in Exhibit A, which is

         hereby incorporated herein by reference, no transactions in the Shares or the Old Shares have been effected during the past sixty days by the Partnership or, to its best knowledge,

         any of the Control Persons.


                   (d)  Neither the Partnership nor, to its best know-

         ledge, any of the Control Persons has or knows any other per-

         son who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,

         any Shares or Old Shares beneficially owned by the Partner-

         ship.


                   (e)  Not applicable.









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         Item 6.   Contracts, Arrangements, Understandings or Rela-
                   tionship with Respect to Securities of the Issuer.


                   Except as referred to or described above, there are

         no contracts, arrangements, understandings or relationships

         (legal or otherwise) among the persons named in Item 2 or be-

         tween any of such persons and any other person with respect to any securities of the Company.


         Item 7.   Material to be Files as Exhibits.



              Exhibit A --   Acquisitions of Old Shares by the
                             Partnership During the Past Sixty Days;
                             Dispositions of Old Shares by the
                             Partnership During the Past Sixty Days;
                             and Acquisitions of Shares by the
                             Partnership During the Past Sixty Days.


























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                                   SIGNATURE


                   After reasonable inquiry and to the best of my kno-

         wledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            April 24, 1995
                                                     (Date)



                                            /s/ Daniel R. Tisch
                                                   (Signature)



                                            Daniel R. Tisch
                                            Authorized Signatory
                                            MENTOR PARTNERS, L.P.
                                                   (Name/Title)


























                              (Page 9 of 12 Pages)







                                 EXHIBIT INDEX



         Exhibit A -- Acquisitions of Old Shares by the Partnership
                      During the Past Sixty Days; Dispositions of Old Shares by the Partnership During the Past Sixty Days; and Acquisitions of Shares by the Partnership During the Past Sixty Days.










































                             (Page 10 of 12 Pages)